RAINCHIEF ANNOUCES AGM RESULTS & PROVIDES SHAREHOLDER UPDATE

For Immediate Release

August 17, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCQB: RCFEF) today announced it held its Annual General Meeting on July 23rd, 2012.  The meeting resolved in accordance with the board’s proposal in all of the matters recommended.  The annual general meeting resolved in accordance with the nominating committee’s proposal, namely: To re-elect three board members; to re-elect Paul E. Heney as Chairman and CEO, Brad Moynes as President and Robin Lecky as director of the Board.  Subsequent to the AGM, Mr. Lecky has resigned from the board of directors effective Aug 9, 2012.  The Company would like to thank Mr. Lecky for his services and wishes him success in his future endeavors.

Rainchief’s Board, in conjunction with operating partner Nueva’s President, Norman Mackenzie, has revised the company’s strategic Plan and established three key areas of focus for the balance of the year.  These areas are:

1.)	Sustainability: Access funds to secure the financial future of RainChief
2.)	Exploration: To commence with 2D seismic work on the Gulf Jensen property and define potential drill targets
3.)	Proactive Partnerships: To work in a joint effort with other oil and gas companies to develop viable projects

Mr. Moynes stated, “Although the global markets and industry-related business communities have experienced tough economic times, the Gulf Jensen Prospect has an obvious vibrancy and we will continue with our plans to persue and explore this exceptional opportunity.”

RainChief Terminates Qualm Management Agreement:

RainChief has terminated its Investor Relations and Consulting agreement with Qualm Management & Advisory Ltd. pursuant to its agreement with Qualm dated February 29, 2012. Under the terms of the agreement, RainChief management has elected to terminate the Qualm agreement.

RainChief Appoints Advisory Board Member:

The company is pleased to announce the appointment of Larry K. Davis to the Advisory Board.  Mr. Davis brings over 25 year of experience to the public markets.  Mr. Davis owns and operates Bravo International Services, a private VC & IR company formed in 1989.  Bravo specializes in raising start-up capital and has provided corporate communications services for numerous public companies in the US and Canada.  Brad Moynes, President of RainChief said, “We are very pleased to welcome Mr. Davis to Rainchief’s Advisory Board.

Mr. Davis will provide assistance to the Company as it proceeds with its proposed work program and exploration plans for the year.  Mr. Davis will strengthen our ability to meet our financial objectives and realize our strategic vision for the  company’s Gulf Jensen property in New Mexico.”

On behalf of the Board of Directors,

RainChief Energy Inc. (OTCQB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes

President

www.rainchief.com